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              	     SECURITIES AND EXCHANGE COMMISSION
 			                      Washington, DC 20549


                        				SCHEDULE 13D
		             Under the Securities Exchange Act of 1934


                  		    (Amendment No. 1 )*

               			     PCI Services, Inc.
			                     (Name of Issuer)
				                      Common Stock
			              (Title of Class of Securities)

                     				  693206104
			                     	(CUSIP Number)

     	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	            115 South Jefferson Road, Whippany, NJ 07981
 			                     (201) 739-2202
           		(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        		October 17, 1996
       	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  693206104

                            				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
						                                           		(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC,PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
								                                               [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                 		7       SOLE VOTING POWER:

                               			0

	                 	8       SHARED VOTING POWER:

                               			0

	                 	9       SOLE DISPOSITIVE POWER:

                               			0

	                	10      SHARED DISPOSITIVE POWER:

                               			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                               		0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
                                             								  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                             		  	0.0

14      TYPE OF REPORTING PERSON*:
	       BD

               			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1


     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of Common Stock (the "Common Stock") of PCI Services, Inc. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

     Not applicable.

Item 5:  Interest in Securities of the Issuer (as of 8/26/96)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

 (e) On October 17, 1996, Cardinal Health, Inc. completed its aquisition of
     PCI Services, Inc. Pursuant to the terms of the aquisition, PCI Services, Inc. holders would receive .336 Cardinal Health, Inc. shares for each PCI Services, Inc. share held. On October 17, 1996, Bear Stearns exchanged its holdings of PCI Services, Inc. under the mentioned merger agreement. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on October 17, 1996.








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Signature:

    	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  11/05/96                             BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
				                                             		Senior Managing Director






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                            APPENDIX I
                            BEAR, STEARNS & CO. INC.


                            PCI Services, Inc.
                            Trading from 10/11/96 through 10/17/96


                            (Various Firm Accounts)
                            (Aggregate Transactions)


    DATE          QUANTITY      DESCRIPTION            PRICE/ENTRY   AMOUNT

    10/17/96      -258,999      PCI Services, Inc.     Exchanged
    10/11/96      -1,000        PCI Services, Inc.     27.500        -27,500.00


                            (Various Discretionary Accounts)
                            (Aggregate Transactions)

    10/17/96      -73,061       PCI Services, Inc.     Exchanged